Mail Stop 3561

September 17, 2007

Mr. J. Hicks Lanier
Chief Executive Officer
Oxford Industries, Inc.
222 Piedmont Ave, NE
Atlanta, GA 30308

> **Re:** **Oxford Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended June 1, 2007**
> **Filed July 31, 2007**
> **File No. 1-04365**

Dear Mr. Lanier:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 1, 2007

Liquidity and Capital Resources, page 39

1. In future filings, please address the following items with respect to your contractual obligations table:

- You disclose on page 24 that your significant license agreements require you to pay minimum amounts for advertising. Since the contractual obligations table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements;

- Please confirm that you have included all enforceable and legally binding obligations to purchase goods or services in your contractual obligations table;

- To the extent that payments made for maintenance, insurance and taxes on your leased properties are material, please include a footnote below the contractual obligations table to indicate that the lease obligation amounts presented do not include these additional obligations. Please consider disclosing amounts paid in prior years for maintenance, insurance and taxes in order to provide a context for the reader to understand the impact of these charges on your total lease obligations; and

- Tell us how you reflected the "Other non-current liabilities" balance sheet line item in your table. If all or a portion of the balance was excluded, please tell us the reasons for your determination.

See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Critical Accounting Policies, page 41

2. In future filings, please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your goodwill or indefinite-lived intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Quantitative and Qualitative Disclosures About Market Risk

Trade Policy Risk, page 44

3. You disclose that the establishment of quotas on Chinese imports could cause disruption in your supply chain. In future filings, please quantify the amount of your products sourced from China and discuss whether or not alternative supply sources at comparable prices would be readily available if quotas were to limit your Chinese supply.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Inventories, page 53

4. Please clarify why markdowns for inventory valued at LIFO cost are deferred until the period in which the goods are sold.

Discontinued Operations, page 57

5. We note that you allocated interest expense to earnings from discontinued operations based on the net proceeds from the transaction as well as the proceeds from the settlement of the retained assets and liabilities related to the discontinued operations. Please explain how your interest allocation complies with EITF 87-24.

Stock–Based Compensation, page 58

6. We note your disclosure that to the extent unvested stock awards are forfeited, the previously recognized expense is reversed. Please explain to us how your accounting treatment for forfeitures of restricted stock awards complies with SFAS 123R which requires estimated forfeitures in accruals of compensation cost.

Note 4. Goodwill and Intangible Assets, page 63

7. We note your disclosure on page 19 that certain selling shareholders of acquirees may be key members of management. Please tell us how you considered EITF 95-8 in determining that the Tommy Bahama contingent consideration should be accounted for as an adjustment of the purchase price as opposed to compensation for services, use of property or profit sharing. Please detail for us the contingent consideration amounts earned in fiscal years 2005, 2006 and 2007 including the type of consideration paid and the amounts allocated to goodwill and recorded as compensation expense. Also reconcile the contingent consideration earned in

each of these three years to the amounts to your statements of shareholders' equity and your goodwill rollforward on page 63.

Note 5. Debt, page 64

8. We note that your U.S. Revolver agreement includes limitations on the payments of dividends. As required by Rule 4-08(e) of Regulation S-X, please disclose the pertinent provisions of the restrictions and the amount of retained earnings or net income restricted or free of restrictions. Please also tell us if the restricted net assets of consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of 50 percent or less owned entities accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

Schedule II, page 84

9. We note footnote (i) to your valuation and qualifying accounts schedule that indicates the increase in your reserve accounts as a result of your business acquisitions. Please tell us how you applied the guidance of SOP 03-3 in determining it was appropriate to carry-over the acquiree reserves. Please also include a footnote to the table to describe the nature of and differences between the two reserve accounts.

Controls and Procedures, page 86

10. You state that there have not been any <u>significant</u> changes in your internal controls during the quarter ended June 1, 2007. Please confirm to us, if true, that there were <u>no</u> changes in internal controls that occurred during the quarter ended June 2, 2006 that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose <u>any</u> changes in internal control that occurred during the quarter ended June 2, 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief